Goodwin Procter LLP 620 8th Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

July 15, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara Ransom
Katherine Bagley

Re:	Phreesia, Inc. Victor Kats Resignation Letter

Dear Ms. Ransom and Ms. Bagley:

On behalf of Phreesia, Inc. (the “Company”), we submit the enclosed resignation letter (the “Resignation Letter”) of Victor Kats, a member of the board of directors (the “Board”) of the Company. The Resignation Letter was previously delivered to the Company to inform it that Mr. Kats will automatically resign as a member of the Board effective as of immediately prior to, and contingent upon, the effectiveness of the Company’s registration statement on Form S-1, and that Mr. Kats will not be responsible for any part of such registration statement.

This letter is being furnished to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission in accordance with Section 11(b)(1) of the Securities Act of 1933, as amended, to notify the Staff that Mr. Kats will not be responsible for the contents of the Company’s registration statement on Form S-1 (File No. 333-232264), including any amendments thereto.

If you should have any questions regarding these matters, please contact the undersigned at (212) 813–8853.

Sincerely,

/s/ Edwin M. O’Connor

Edwin M. O’Connor, Esq.

cc:	Chaim Indig, Phreesia, Inc.

Thomas Altier, Phreesia, Inc.

Charles Kallenbach, Phreesia, Inc.

John J. Egan, Goodwin Procter LLP

Andrew R. Pusar, Goodwin Procter LLP

June 30, 2019

Board of Directors

Phreesia, Inc.

432 Park Avenue South

12th Floor

New York, NY 10016

Re: Director Resignation

Ladies and Gentlemen:

I, Victor Kats, write to inform you that I hereby automatically resign from the board of directors (the “Board”) of Phreesia, Inc., a Delaware corporation (the “Company”), and all committees of the Board, effective as of immediately prior to, and contingent upon, the effectiveness of the Company’s registration statement on Form S-1 in connection with the Company’s initial public offering, and that I will not be responsible for any part of such registration statement.

Very truly yours,

/s/ Victor Kats
Victor Kats